Blue Hat Launches Smart Screen Immersive Education Classes

in Preschools in Fujian, China

XIAMEN, China, Feb. 6, 2020 /PRNewswire/ -- Blue Hat Interactive Entertainment Technology (“Blue Hat” or the “Company”) (NASDAQ: BHAT), a producer, developer and operator of augmented reality (“AR”) interactive entertainment games, toys and educational materials in China, today announced the launch of a new educational product, “Smart Screen Immersive Education Classes”, that will be implemented in preschools in Fujian, China.

Smart Screen Immersive Education Classes are the first initiative to be announced as part of Blue Hat’s new range of immersive educational products using technology to improve teaching in preschools in China. Developed based on research by Blue Hat’s in-house team of educational experts, Blue Hat’s Smart Screen Immersive Education Classes use a projector to cast education-related content and games onto the classroom wall. Activities featured within the product aim to improve students’ hand-eye coordination and analytical abilities, and students are guided by teachers trained in the product’s use. After students have completed a task, their results are shown on the screen and specific feedback for improvement is provided.

“Blue Hat’s Smart Screen Immersive Education Classes are already being used in more than 10 preschools across the provinces of Fujian and Guangdong, China, and we have received positive feedback from both teachers and students,” said Mr. Xiaodong Chen, Chief Executive Officer of Blue Hat. “We believe that the development of AR technology represents an exciting new opportunity for early childhood education. As our immersive educational products continue to be met with approval from students and teachers, Blue Hat intends to continue to partner with preschools in China to improve the overall standard of education offered. The recent outbreak of the novel coronavirus in China is not currently expected to impact the product’s usage in the preschools that we currently work with.”

About Blue Hat

Blue Hat Interactive Entertainment Technology is a producer, developer and operator of AR interactive entertainment games and toys in China, including interactive educational materials, mobile games, and toys with mobile game features. The Company’s interactive entertainment platform creates unique user experiences by connecting physical items to mobile devices, which creates a rich visual and interactive environment for users through the integration of real objects and virtual scenery. Distinguished by its own proprietary technology, Blue Hat aims to create an engaging, interactive and immersive community for its users. For more information, please visit the Company’s investor relations website at http://ir.bluehatgroup.com.

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Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company's SEC filings. These risks and uncertainties could cause the Company’s actual results to differ materially from those indicated in the forward-looking statements.

Contacts:

Lexie Zhang

Blue Hat Interactive Entertainment Technology

Phone: +86 (592) 228-0010
Email: ir@bluehatgroup.net

Sam Martin

The Foote Group

Phone: +86 187-0160-0950

Email: sam@thefootegroup.com

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